

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Via E-mail
Yasmeen Savji
President
KSC House
Mama Ngina Street 11th Floor
P.O. Box 30251-00100
Nairobi, Kenya

Re: **Quorum Corp.**
        Amendment No. 3 to Registration Statement on Form S-1
        Filed December 7, 2012
        File No. 333-183870

Dear Ms. Savji:

We have reviewed the above-referenced filing and the related response letter dated November 14, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 16, 2012.

Risk Factors

If we are unable to attract, train and retain highly qualified personnel…," page 10

1.   We refer to prior comment 8. You state in this risk factor that you currently have available technical expertise sufficient for the requirements of your business, including the development of your website. You state on page 36, however, that as of December 7, 2012, you did not have any full-time or part-time employees, and that your sole officer, Yasmeen Savji, works as a part-time consultant. Further, it appears from Ms. Savji's biographical description on page 44 that she does not have such technical expertise. Please disclose the basis for your statement that you have acquired the technical expertise sufficient for the requirements of your business or revise your disclosure as necessary.

Risks Related to the Ownership of Our Stock

"We are an 'emerging growth company' under the JOBS Act of 2012…," page 15

2.   We note that you removed the risk factor "Because we have elected to use the extended transition period…" that was previously included on page 16 of your Form S-1A1 filed September 18, 2012. Please revise the Form S-1A3 filed December 7, 2012 to include

this risk factor discussing the company's election under Section 107 (b)(1) of the JOBS Act to use the extended transition period and the potential effect on the comparability of your financial statements with those of companies that comply with new or revised accounting standards.

"The continued sale of our equity securities will dilute the ownership…," page 16

3.   You state here and elsewhere in your document that you will require additional financing of approximately $180,000 for the next 12 months beginning August 2012. Your Plan of Operations discussion beginning on page 40, however, addresses your anticipated expenses and $180,000 cash requirements over the 12 months beginning January 2013. Please amend your filing to clarify the minimum number of months your current cash balance will fund as of or near the date of filing and the amount of cash resources needed to complete 12 months of operations from that date. Ensure that your risk factor disclosure is consistent with your disclosure throughout, including Liquidity and Capital Resources and Plan of Operations.

Description of Business

Overview, page 25

4.   You state on page 26 that you anticipate your website will be operational by the first week of November 2012 and you expect beta testing of your website to be complete by January 2013. Please revise your disclosures as it appears that your website is still currently not available. Similar revisions should be made to your disclosures on page 42, as necessary. In addition, please clarify whether you retained any commissioned sales and marketing consultants in December 2012, as indicated on page 26, or revise your disclosures accordingly.

Management's Discussion and Analysis of Financial Position and Results of Operations

Plan of Operation, page 40

5.   We refer to your revisions made in response to prior comment 16. Throughout your document, you describe your intended business as developing a social media and networking website that will serve as a transactional marketplace for buyers and sellers of contract services. In your revised document, however, you state that the implementation of your business will require testing "smart box units" and marketing products to large retailers and distributors. Please expand your disclosure to explain the role of smart box units, retailers and distributors in your business or advise.

Results of Operations, page 42

6.   Please revise your results of operations to provide a narrative description of the causes of any material changes in your financial statements. See Item 303(a)(3) of Regulation S-K.

We note by way of example that your professional fees have increased from $4,016 for the period from inception to June 30, 2012 to $17,830 for the three months ended September 30, 2012. To the extent these changes were due to the employment of third-party consultants for the design and construction of your planned website, please include adequate disclosure.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel